VIA EDGAR

June 27, 2017

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Welltower Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 22, 2017

File No. 001-08923

Form 8-K

Filed February 22, 2017

File No. 001-08923

Dear Ms. Monick:

The purpose of this letter is to respond to the comments raised in your letter addressed to Welltower Inc. (the “Company”) dated June 5, 2017. Our response to each comment is set forth below and, as indicated below, a disclosure will be included in future periodic filings, amendments and updates thereto or future proxy statements, as the case may be.

Form 10-K for the fiscal year ended December 31, 2016

Notes to Consolidated Financial Statements

General

1.	We note your response to our prior comment 2 and that you have determined disclosure of the terms and amounts of the various management agreements with Sunrise is not necessary. We refer you to your disclosure in your Form 10-K which states that your relationship with Sunrise accounted for 23% of your total revenues for the year ended December 31, 2016. In light of the significance of your relationship with Sunrise, please confirm that you will disclose your percentage ownership interest in Sunrise and the terms and amounts of your management agreements with Sunrise in future periodic filings. This information should be disclosed for each of the periods for which income statements are presented. Please refer to ASC 850-10-50.

June 27, 2017

RESPONSE:

Beginning with our Annual Reports on Form 10-K for the year ended December 31, 2017, we will add disclosure in our Notes to Consolidated Financial Statements to describe our related party transactions with Sunrise similar to the following:

As of December 31, 2016, we owned 24% of Sunrise Senior Living Management, Inc. (“Sunrise”). Sunrise provides comprehensive property management and accounting services with respect to certain of our seniors housing operating properties that Sunrise operates, for which we pay annual management fees pursuant to long-term management agreements. Our management agreements with Sunrise have initial terms expiring between January 2018 and April 2032 plus, if applicable, optional renewal periods ranging from an additional five to 15 years depending upon the property. The management fees payable to Sunrise under the management agreements include a fee based on a percentage of revenues generated by the applicable properties plus, if applicable, positive or negative adjustments based on specified performance targets. For the years ended December 31, 2016, 2015 and 2014, we recognized fees to Sunrise of $37.8 million, $36.4 million, and $37.5 million, respectively, the majority of which are reflected within property operating expenses in our Consolidated Statements of Comprehensive Income.

*        *        *

We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Senior Vice President & Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours,
Welltower Inc.

By:	/s/ Scott A. Estes
Name:	Scott A. Estes
Title:	Executive Vice President – Chief Financial Officer

cc:	Paul D. Nungester, Senior Vice President & Controller, Welltower Inc.

Matthew McQueen, Senior Vice President – General Counsel & Corporate Secretary, Welltower Inc.

Zachary Madden, Esq., Shumaker, Loop & Kendrick, LLP